TYLER
RESOURCES INC.
.E 500, 926 - 5 AVE. S.W.
LGARY, AB T2P 0N7 CANADA
L: (403) 269-6753
AX: (403) 266-2606
www.tylerresources.com TYS:CDNX

02055968

File No.
82-3881

SUPPL

SEC MAIL RECEIVED PROCESSING
NOV 18 2002
WASH, D.C. 155 SECTION

November 8, 2002

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated November 8, 2002

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

B. O'Neill

Barbara O'Neill

llw 11/25

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS FOR RELEASE: November 8, 2002**

NEWS RELEASE: 02-010

For Further Information Contact: **Derrick Huston at 1-800-665-4288**
Jean Pierre Jutras at 1-403-269-6753
Web: http://www.tylerresources.com

Private Placement

Subject to regulatory approval, Tyler Resources Inc. ("Tyler") is pleased to announce a proposed non-brokered private placement of up to 2,000,000 Units. Each Unit will consist of one common share of Tyler at a price of $0.05 per common share and one-half of a non-transferable share purchase warrant. Each full warrant will entitle the holder to purchase one additional common share at a price of $0.10 per share for a period of one year from the date of issue.

The private placement will be placed to investors resident in Alberta and British Columbia and the shares issued will be subject to a one year hold period.

The capital raised will be used by Tyler for working capital purposes.

"Jean Pierre Jutras"

Jean Pierre Jutras
President

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

File No.
82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS FOR RELEASE: November 8, 2002**

NEWS RELEASE: 02-010

For Further Information Contact: **Derrick Huston at 1-800-665-4288**
Jean Pierre Jutras at 1-403-269-6753
Web: http://www.tylerresources.com

Private Placement

Subject to regulatory approval, Tyler Resources Inc. ("Tyler") is pleased to announce a proposed non-brokered private placement of up to 2,000,000 Units. Each Unit will consist of one common share of Tyler at a price of $0.05 per common share and one-half of a non-transferable share purchase warrant. Each full warrant will entitle the holder to purchase one additional common share at a price of $0.10 per share for a period of one year from the date of issue.

The private placement will be placed to investors resident in Alberta and British Columbia and the shares issued will be subject to a one year hold period.

The capital raised will be used by Tyler for working capital purposes.

"Jean Pierre Jutras"

Jean Pierre Jutras
President

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

TYLER RESOURCES INC.

File No. 82-3881

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS FOR RELEASE: November 8, 2002**

NEWS RELEASE: 02-010

For Further Information Contact: **Derrick Huston at 1-800-665-4288**
Jean Pierre Jutras at 1-403-269-6753
Web: http://www.tylerresources.com

Private Placement

Subject to regulatory approval, Tyler Resources Inc. ("Tyler") is pleased to announce a proposed non-brokered private placement of up to 2,000,000 Units. Each Unit will consist of one common share of Tyler at a price of $0.05 per common share and one-half of a non-transferable share purchase warrant. Each full warrant will entitle the holder to purchase one additional common share at a price of $0.10 per share for a period of one year from the date of issue.

The private placement will be placed to investors resident in Alberta and British Columbia and the shares issued will be subject to a one year hold period.

The capital raised will be used by Tyler for working capital purposes.

"Jean Pierre Jutras"

Jean Pierre Jutras
President

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.